W.P. STEWART & CO., LTD.

                                                           Contact: Fred M. Ryan

             W.P. Stewart & Co., Ltd. Reports Net Income For Second
                    Quarter and First Six Months of 2003 of

                        $10.7 Million and $20.9 Million

 Diluted earnings per share of $0.24 and $0.46 for the second quarter and first six months, respectively

1 August 2003

Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today reported net income of $10.7 million, or $0.24 per share (diluted) and $0.24 per share (basic), for the second quarter ended 30 June 2003. This compares with net income in the second quarter of the prior year of $14.8 million, or $0.32 per share (diluted) and $0.34 per share (basic).

Second Quarter 2003 Highlights

For the second quarter of 2003 there were 45,121,314 common shares outstanding on a weighted average diluted basis compared to 46,580,502 common shares outstanding for the second quarter of 2002 on the same weighted average diluted basis.

Net income for the quarter ended 30 June 2003 of $10.7 million, adjusted for $1.8 million, representing the add-back of non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis ("cash earnings"), was $12.5 million, or $0.28 per share (diluted). In the same quarter of the prior year, cash earnings were $16.7 million (net income of $14.8 million adjusted for the add-back of $1.9 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.36 per share (diluted).

Assets under management at quarter-end were approximately $8.0 billion, compared to approximately $7.3 billion at the end of the prior quarter, an increase of 9.6% and a decline of 3.6% from the $8.3 billion reported at 30 June 2002.

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

Six Month Results

For the six months ended 30 June 2003, net income was down 34.9% to $20.9 million, compared to the first six months of 2002, or $0.46 per share (diluted) and $0.47 per share (basic), on revenues of $59.8 million. Net income for the six months ended 30 June 2002 was $32.1 million, or $0.69 per share (diluted) and $0.73 per share (basic), on revenues of $73.7 million.

Cash earnings for the six months ended 30 June 2003 were $24.6 million (net income of $20.9 million adjusted for $3.7 million, representing the add-back of non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.55 per share (diluted). In the same period of the prior year, cash earnings were $35.8 million (net income of $32.1 million adjusted for the add-back of $3.7 million representing non-cash expenses of depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.76 per share (diluted).

For the six months ended 30 June 2003, there were 45,031,233 common shares outstanding on a weighted average diluted basis compared to 46,855,530 common shares outstanding for the same period in 2002 on the same weighted average diluted basis.

Performance

Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite for the second quarter of 2003 was +11.4% pre-fee and +11.1% post-fee. For the six months ended 30 June 2003, performance in the Company's U.S. equity composite was +8.3% pre-fee and +7.8% post-fee.

W.P. Stewart's five-year performance record for the period ended 30 June 2003 averaged +1.0% pre-fee (-0.2% post-fee), compounded annually, compared to an average of -1.6% for the S&P 500 in the period.

Assets Under Management

Assets under management (AUM) at quarter-end were approximately $8.0 billion, compared with approximately $7.3 billion for the quarter ended 31 March 2003, and approximately $8.3 billion reported at the quarter ended 30 June 2002.

Total net flows of AUM for the quarter ended 30 June 2003 were -$76 million, compared with +$39 million in the comparable quarter of 2002 and -$89 million in the first quarter of 2003.

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

Total net flows of AUM for the six months ended 30 June 2003 and 2002 were -$165 million and -$40 million, respectively.

In the second quarter of 2003, net cash flows into existing accounts were approximately $18 million compared with outflows of approximately $29 million in the second quarter of 2002. Net cash flows into existing accounts for the six months ended 30 June 2003 were $13 million compared to $2 million for the six months ended 30 June 2002.

Net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts) were approximately -$94 million for the quarter compared to approximately +$68 million for the same quarter of the prior year. Net new flows were approximately -$178 million and approximately -$42 million for the six months ended 30 June 2003 and 2002, respectively.

Look Through Earning Power

W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 28-year history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually.

Currently, portfolio earnings growth remains solidly positive and the Company's research analysts expect portfolio earnings growth to be within the historical range over the next few years.

Revenues and Profitability

Revenues were $30.1 million for the quarter ended 30 June 2003, down 17.3% from $36.4 million, for the same quarter of 2002. Revenues for the six months ended 30 June 2003 and 2002 were $59.8 million and $73.7 million, respectively.

The average gross management fee was 1.22% for the quarter ended 30 June 2003 and 1.22% for the six months ended 30 June 2003, compared to 1.23% and 1.23% in the comparable periods of the prior year.

Total operating expenses decreased 8.4% to $18.3 million, for the second quarter 2003, from $19.9 million in the same quarter of the prior year. Total operating expenses were $36.6 million and $38.1 million for the six months ended 30 June 2003 and 2002, respectively.

As previously anticipated, employee compensation remained above our target range of 22-24% of adjusted operating profit in the quarter. Adjustments have been made


             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

which lead us to believe that for the entire year compensation will be within our target range.

Pre-tax income, at $11.8 million, was 39.3% of gross revenues for the quarter ended 30 June 2003 compared to $16.5 million or 45.2% of gross revenues in the comparable quarter of the prior year. Pre-tax income was $23.2 million (38.8% of gross revenues) for the six months ended 30 June 2003, and $35.7 million (48.4% of gross revenues) for the six months ended 30 June 2002.

The Company's provision for taxes for the quarter ended 30 June 2003 was $1.2 million versus $1.6 million in the comparable quarter of the prior year, and was $2.3 million versus $3.6 million for the six months ended 30 June 2003 and 2002, respectively. The tax rate was approximately 10% of income before taxes for all such periods.

Other Events

The Company paid a dividend of $0.30 per common share on 30 April 2003 to shareholders of record as of 16 April 2003 and has paid a dividend of $0.30 per share on 31 July 2003 to shareholders of record as of 17 July 2003.

Conference Call

In conjunction with this second quarter 2003 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Friday, 1 August 2003. The conference call will commence promptly at 9:15 a.m. (EDT) and will conclude at 10:00 a.m.
(EDT). Those who are interested in participating in the teleconference should dial 1-800-223-9488 (within the United States) or +785-832-2041 (outside the United States). The conference ID is "W.P. Stewart".

To listen to the live broadcast of the conference over the Internet, simply log on to the web at the following address:

http://www.firstcallevents.com/service/ajwz384334698gf12.html .

The teleconference will be available for replay from Friday, 1 August 2003 at 12:00 noon (EDT) through Monday, 4 August 2003 at 5:00 p.m. (EDT). To access the replay, please dial 1-888-567-0678 (within the United States) or + 402-530-0420 (outside the United States).

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

You will be able to access a replay of the Internet broadcast through Friday, 8 August 2003, on the Company's website at www.wpstewart.com . The Company will respond to questions submitted by e-mail, following the conference.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at www.wpstewart.com , or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.
# # #

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                           For the Three Months Ended                     % Change From
                                             -------------------------------------------------   --------------------------------
                                             June 30, 2003     Mar. 31, 2003     June 30, 2002   Mar. 31, 2003      June 30, 2002
                                             -------------     -------------     -------------   -------------      -------------
Revenue:
  Fees                                       $  22,394,737     $  23,275,148     $  29,076,698           -3.78%            -22.98%
  Commissions                                    7,010,827         5,901,074         6,401,280           18.81%              9.52%
  Interest and other                               674,921           565,359           914,181           19.38%            -26.17%
                                             -------------     -------------     -------------   -------------      -------------

                                                30,080,485        29,741,581        36,392,159            1.14%            -17.34%
                                             -------------     -------------     -------------   -------------      -------------

Expenses:
  Employee compensation and benefits (1)         5,990,031         6,354,285         6,804,627           -5.73%            -11.97%
  Fees paid out                                  1,632,350         1,368,899         1,988,284           19.25%            -17.90%
  Commissions, clearance and trading             1,478,499         1,201,559         1,373,519           23.05%              7.64%
  Research and  administration                   3,544,961         3,724,619         3,770,916           -4.82%             -5.99%
  Marketing (1)                                  1,172,133         1,169,107         1,412,512            0.26%            -17.02%
  Depreciation and amortization                  1,960,065         1,964,067         1,981,215           -0.20%             -1.07%
  Other operating (1)                            2,478,823         2,581,671         2,606,406           -3.98%             -4.89%
                                             -------------     -------------     -------------   -------------      -------------
                                                18,256,862        18,364,207        19,937,479           -0.58%             -8.43%
                                             -------------     -------------     -------------   -------------      -------------

Income before taxes                             11,823,623        11,377,374        16,454,680            3.92%            -28.14%

Provision for taxes                              1,170,989         1,137,737         1,645,468            2.92%            -28.84%
                                             -------------     -------------     -------------   -------------      -------------

Net income                                   $  10,652,634     $  10,239,637     $  14,809,212            4.03%            -28.07%
                                             =============     =============     =============   =============      =============

Earnings per share:

Basic earnings per share                     $        0.24     $        0.23     $        0.34            4.35%            -29.41%
                                             =============     =============     =============   =============      =============

Diluted earnings per share                   $        0.24     $        0.23     $        0.32            4.35%            -25.00%
                                             =============     =============     =============   =============      =============

Note (1): Prior period amounts have been revised to reflect presentation consistent with current period reporting.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                  For the Six Months Ended June 30,
                                             -------------------------------------------
                                                2003            2002               %
                                             -----------     -----------     -----------
Revenue:
  Fees                                       $45,669,885     $57,362,961          -20.38%
  Commissions                                 12,911,901      14,404,094          -10.36%
  Interest and other                           1,240,280       1,972,034          -37.11%
                                             -----------     -----------     -----------

                                              59,822,066      73,739,089          -18.87%
                                             -----------     -----------     -----------

Expenses:
  Employee compensation and benefits (1)      12,344,316      13,343,594           -7.49%
  Fees paid out                                3,001,249       4,043,744          -25.78%
  Commissions, clearance and trading           2,680,058       2,962,659           -9.54%
  Research and  administration                 7,269,580       6,883,951            5.60%
  Marketing (1)                                2,341,240       2,351,966           -0.46%
  Depreciation and amortization                3,924,132       3,929,528           -0.14%
  Other operating                              5,060,494       4,546,553           11.30%
                                             -----------     -----------     -----------
                                              36,621,069      38,061,995           -3.79%
                                             -----------     -----------     -----------

Income before taxes                           23,200,997      35,677,094          -34.97%

Provision for taxes                            2,308,726       3,567,709          -35.29%
                                             -----------     -----------     -----------

Net income                                   $20,892,271     $32,109,385          -34.93%
                                             ===========     ===========     ===========

Earnings per share:

Basic earnings per share                     $      0.47     $      0.73          -35.62%
                                             ===========     ===========     ===========

Diluted earnings per share                   $      0.46     $      0.69          -33.33%
                                             ===========     ===========     ===========

Note (1): Prior period amounts have been revised to reflect presentation consistent with current period reporting.

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

                                                                                 (in millions)
                                                                                 -------------

                                                    For the Three Months Ended                    For the Six Months Ended
                                        -------------------------------------------------     -------------------------------
                                        Jun. 30, 2003     Mar. 31, 2003     Jun. 30, 2002     Jun. 30, 2003     Jun. 30, 2002
                                        -------------     -------------     -------------     -------------     -------------
Existing Accounts:
  Contributions                         $         232     $         171     $         221     $         403     $         440
  Withdrawals                                    (214)             (176)             (250)             (390)             (438)
                                        -------------     -------------     -------------     -------------     -------------
Net Flows of Existing Accounts                     18                (5)              (29)               13                 2
                                        -------------     -------------     -------------     -------------     -------------
Publicly Available Funds:
  Contributions                                    39                49               150                88               201
  Withdrawals                                     (35)              (46)              (86)              (81)             (103)
Direct Accounts Opened                             68               103                89               171               162
Direct Accounts Closed                           (166)             (190)              (85)             (356)             (302)
                                        -------------     -------------     -------------     -------------     -------------
Net New Flows                                     (94)              (84)               68              (178)              (42)
                                        -------------     -------------     -------------     -------------     -------------

Net Flows of Assets Under ManagemenT    $         (76)    $         (89)    $          39     $        (165)    $         (40)
                                        =============     =============     =============     =============     =============

* The table above sets forth the total net flows of assets under management for the three months ended June 30, 2003, March 31, 2003 and June 30, 2002, respectively, and for the six months ended June 30, 2003 and 2002, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.